SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 15, 2004

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2004 Third Quarter Results

3 months ended September 30, 2004

12 November, 2004: JSG Funding plc (‘JSG’ or the ‘Group’) today announced results for the 3 months ended September 30, 2004.

	3Q ‘04	3Q ‘03	Change	3Q ‘04	2Q ‘04	Change	9 months to Sep 30, ‘04	9 months to Sep 30, ‘03	Change
	€ m	€ m	%	€ m	€ m	%	€ m	€ m	%

Net sales	1,186	1,177	1%	1,186	1,226	(3)%	3,613	3,573	1%

EBITDA*	146	145	1%	146	158	(8)%	446	476	(6)%

EBITDA* Margin	12.3%	12.3%		12.3%	12.9%		12.4%	13.3%

Free cash flow	82	87	(6)%	82	70	17%	165	143	15%

Pre-tax profit/(loss)	(2)	(1)	NM	(2)	20	NM	15	31	(51)%

*Pre-exceptional EBITDA of subsidiaries only

Third Quarter 2004: Year-on-year performance

Third quarter net sales of €1,186 million increased 1% against €1,177 million in the third quarter of 2003. Excluding the effect of acquisitions, disposals and currency movements, sales increased €25 million or 2% on the comparable period in 2003.

Third quarter EBITDA, before exceptional items, of €146 million increased by slightly less than 1% against €145 million in the third quarter of 2003, representing a margin on net sales of 12.3% for both periods. Excluding the effect of acquisitions, disposals and currency movements, EBITDA, before exceptional items, of €146 million increased over 1% on the comparable period in 2003.

Third Quarter 2004: Quarter-on-quarter performance

Third quarter net sales of €1,186 million decreased 3% against €1,226 million in the second quarter of 2004. Excluding the effect of currency movements, sales decreased €36 million or 3% on the second quarter of 2004.

Third quarter EBITDA, before exceptional items, of €146 million decreased 8% against €158 million in the second quarter of 2004 representing a margin on net sales of 12.3% and 12.9% respectively. Excluding the effect of currency movements, EBITDA, before exceptional items, of €146 million decreased 7% on the second quarter of 2004.

Third Quarter 2004: Summary Cash Flows & Capital Structure

Free cash flow in the third quarter of €82 million compares to €87 million in 2003. Third quarter free cash flow reflects a modest pre-tax loss, offset by a continued reduction in working capital levels. Net borrowing at September 30, 2004 was €2,963 million (excluding €28 million capital leases; €29 million at the end of June); an €82 million decrease on June 2004 levels. The relative strengthening of the euro since June has decreased the value of non-euro denominated debt and has resulted in a currency translation gain of €12 million in the quarter. Net debt to capitalisation was 78% at September 30, 2004.

Nine months to September 2004: Year-on-year performance

Net sales for the nine months to September 30, 2004 of €3,613 million increased 1% against €3,573 million in the comparable period in 2003. Excluding the effect of acquisitions, disposals and currency movements, sales increased €49 million or 1% on the same period in 2003.

EBITDA, before exceptional items, of €446 million for the first nine months decreased 6% against €476 million in the comparable period in 2003 representing a margin on net sales of 12.4% and 13.3% respectively. Excluding the effect of acquisitions, disposals, currency movements and the one-off gain on property sales in the K Club, EBITDA, before exceptional items, of €446 million decreased €12 million or 3% against the comparable period in 2003. This represents an EBITDA margin on net sales of 12.4% and 12.8% respectively.

Product Market Overview: Europe

The difficult European macro operating environment, which prevailed in the first half of 2004, moderated in the third quarter with some improvement in industrial growth in Europe. However, despite growth in volumes across each of the Group’s core European businesses, kraftliner, recycled containerboard and corrugated, the product price environment generally remains very difficult.

Kraftliner was the best performing of the three core grades during the quarter and continues to benefit from an improved global supply and demand balance. JSG’s two kraftliner facilities, at Nettingsdorfer and Facture, are beneficiaries of the improving supply and demand balance. Kraftliner volumes increased 6% in the third quarter on 2003 levels. Volume increases in the third quarter, reflect a combination of improving demand and soft comparisons in 2003. The kraftliner price increase of €50 per tonne announced for September 2004 was partially implemented during the quarter.

Recycled containerboard volumes, excluding acquisitions, decreased 1% in the third quarter on 2003 levels. This reflects planned maintenance downtime in one of the Group’s German mills in the period. In the nine months to September 30, recycled containerboard volumes increased 3% on 2003 levels. This increase reflects a 6% increase in volumes in two of the Group’s largest markets, France and the UK which benefited from improved integration levels and a somewhat improving operating environment respectively. Including the effect of acquisitions (SSCC Europe in March 2003 and Papelera Navarra in May 2003), recycled containerboard volumes increased 14% year-on-year.

Waste-fibre prices, the primary input cost for recycled containerboard, remained broadly unchanged throughout the first half of the year and this trend continued in the third quarter. The price increase of €30 to €40 per tonne in recycled containerboard in the first quarter was followed by a €20 per tonne downward adjustment in July as the price increase proved unsustainable. Recycled containerboard prices remained broadly unchanged in the third quarter following the July price adjustment. A price increase of €50 per tonne was announced for October with implementation planned for the fourth quarter.

Corrugated volumes increased marginally on the third quarter of 2003. This volume increase is comprised of growth mainly in Germany and the UK offset by declines in France, Holland and Spain. Including the effect of acquisitions, corrugated volumes for the nine months increased by 10% year-on-year. Competitive market conditions across Europe and unchanged waste-fibre and recycled containerboard prices, resulted in static corrugated prices during the quarter. Corrugated prices, in the third quarter, were 2% lower than in the same period in 2003.

The Group’s Munksjö Speciality operations continued to perform well in the third quarter principally reflecting strong décor paper markets and represents a significant improvement on prior years.

Sack kraft conditions remain difficult and price increases announced for the second half of 2004 are not yet implemented. The Group’s sack converting operations continue to grow modestly and volumes increased 3% in the third quarter on the comparable period in 2003. JSG’s graphic board business continues to improve following recent restructuring. Volumes decreased 6% in the third quarter on the comparable period in 2003, but this reflects the closure of Lestrem, one of JSG’s three graphic board mills, in December 2003. Excluding the effect of the closure of our Lestrem mill, volumes increased over 20% on the third quarter of 2003, reflecting the successful transfer of significant tonnage from the closed mill to the Group’s other operations. The Bag-in-Box business reported good results in the third quarter with 27% growth in volume on the comparable period in 2003.

Product Market Overview: Latin America

JSG’s Latin American businesses continue to perform ahead of expectations. Third quarter containerboard volumes for the region increased 2% year-on-year. Corrugated volumes increased 10% year-on-year. The difference in growth rates reflects, in part, the growing issue of capacity limitation of the Group’s mills in Latin America.

JSG’s Mexican operations are performing well reflecting a slowly improving US economy, an improving domestic economic environment and the benefits of JSG’s internal restructuring initiatives. Third quarter containerboard and corrugated volumes increased 8% and 10% respectively year-on-year.

Venezuela also continues to perform ahead of expectations and product pricing remains strong while the domestic economy and currency remain protected. Third quarter containerboard and corrugated volumes increased 1% and 20% respectively year-on-year.

Argentina reported continued growth. In the third quarter, corrugated prices increased by 6% and volumes increased 4% on the comparable period in 2003. Third quarter containerboard volumes decreased 12% year-on-year, reflecting maintenance downtime.

Colombia continues to show growth year-on-year. Third quarter results were positively impacted by the strengthening of the Colombian peso relative to the US dollar. This increased input costs, but also positively impacted product prices in period. Third quarter containerboard and corrugated volumes increased 3% and 8% respectively year-on-year.

The development of our new corrugated facility in Santiago, Chile is on schedule. The first stage was completed in August when the corrugator and other equipment arrived at the plant.  The construction phase is now completed and sales activity began in October. In July we purchased a sack plant in Ecuador. This is being integrated with our Colombian sack paper and conversion businesses.

Capital Expenditure & Cost Take-out

Capital expenditure during the third quarter was €60 million. Capital expenditure for the first nine months of 2004 was €141 million. The capital expenditure target for the full year remains approximately 80% of depreciation and represents adequate investment levels to sustain current and expected business needs.

JSG continues to focus on reducing costs across the organisation. Operational cost take-out, for the nine months to September 30, was approximately €43 million. Annualised cost take-out, for the full-year, is expected to be in line with expectations.

JSG continues to review all non-strategic and non-EBITDA generating assets. During the quarter we disposed of our interests in the Irish Communications business.

As the €125 million debt associated with the newcos (formed at the time of the LBO and not falling within the scope of JSG’s reported financial statements) has been repaid, JSG received a cash inflow of €13 million from the newcos during the nine months to September. This inflow reflects cash from the sale of non-operating and non-core assets. The major assets remaining for sale are the Pomona newsprint mill and our stake in Lecta.

Third Quarter 2004: Cash Flows & Capital Structure

Free cash flow, for the third quarter was €82 million compared to €87 million in the comparable period in 2003. The decline, year-on-year, reflects a smaller reduction in working capital and higher capital expenditure offset by lower tax payments.

Depreciation in the third quarter, at €67 million, was modestly higher than in the comparable period in 2003. This increase, in part, reflects the acquisition of the former SSCC operations in Europe. Capital expenditure for the third quarter was €60 million.

JSG also reported a net inflow in respect of tax in the third quarter as a result of receiving refunds of almost €15 million in the Netherlands under the Bosal judgement.

Working capital decreased by €48 million in the third quarter reflecting lower debtors and higher creditors. As a percentage of annualised net sales, working capital of €412 million at September 2004 represented 8.7% compared to 10.8% at September 2003. We have now exceeded the working capital reduction targeted at the time of the privatisation of the company in late 2002.  Seasonal changes can be expected to cause the level of working capital to fluctuate from its current relatively low level.

Financing and investment outflows in the third quarter were modest.  In the third quarter of 2003, investments included €27 million in respect of Papelera Navarra as well as the deferred payment of €55 million for Nettingsdorfer. Sales of investments and associates of €17 million in 2003 related mainly to the sale of our holding in Leefung Asco, the proceeds from which were transferred to the newcos.

The net cashflow inflow of €81 million in the third quarter compares to a deficit of €7 million in the comparable period in 2003. The surplus for the quarter was offset by non-cash interest accrued. Currency adjustments in the third quarter were positive, reflecting the relative strengthening of the euro, primarily against the U.S. dollar. In total, net borrowing decreased by €82 million from €3,045 million (€3,074 million including leases) at June 2004 to €2,963 million (€2,991 million including leases) at September 2004.

Summary cash flows for the third quarter and first nine months of 2004 are set out in the following table.

	3 months to Sep 30, 2004	3 months to Sep 30, 2003	9 months to Sep 30, 2004	9 months to Sep 30, 2003
	€ Million	€ Million	€ Million	€ Million

(Loss) / profit before tax – subsidiaries	(4)	(3)	7	23
Exceptional items	—	(6)	(15)	(6)
Depreciation and depletion	67	65	202	193
Goodwill amortisation	10	12	31	33
Non cash interest expense	15	15	46	44
Working capital change	48	76	31	34
Capital expenditure	(60)	(47)	(141)	(126)
Change in capital creditors	6	(3)	(7)	(14)
Sales of fixed assets	1	7	23	8
Tax paid	3	(27)	(20)	(51)
Dividends from associates	—	1	3	1
Other	(4)	(3)	5	4

Free cash flow	82	87	165	143

Investments	—	(85)	(5)	(179)
Sale of businesses and investments	—	17	—	29
Dividends paid to minorities	—	(2)	(5)	(6)
Deferred debt issue costs	(3)	—	(3)	(8)
Transaction fees	—	(5)	(2)	(17)
Transfer of cash from/(to) affiliates	2	(19)	13	(21)

Net cash inflow / (outflow)	81	(7)	163	(59)
Net cash/(debt) acquired/disposed	—	—	—	55
SSCC inter company debt repaid	—	—	—	(97)
Non-cash interest accrued	(11)	(10)	(33)	(30)
Currency translation adjustments	12	16	(20)	98
Decrease/(increase) in net borrowing	€82	€(1)	€110	€(33)

Performance Review and Outlook

Gary McGann, JSG’s Chief Executive Officer, commented, “These results demonstrate the continued strength of our Latin American businesses, the tough operating environment in Europe, albeit with some indications of a volume led recovery, and our continued efforts to control the controlables.

EBITDA margins, within this quarter, reflect progress towards the objective to deliver superior performance at each point of the industry cycle. Significantly, this quarter marks real progress towards the stated financial priority of progressive debt paydown”.

A reconciliation of net profit to EBITDA, before exceptional items, is set out in the following table.

	3 months to Sep 30, 2004	3 months to Sep 30, 2003	9 months to Sep 30, 2004	9 months to Sep 30, 2003
	€ 000	€ 000	€ 000	€ 000
	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	(11,264)	(17,121)	(24,939)	(35,799)
Equity minority interests	3,992	3,753	11,115	13,053
Taxation	5,245	12,691	28,792	53,450
Share of associates’ operating profit	(3,017)	(2,877)	(9,040)	(9,531)
Profit on sale of assets and operations - subsidiaries	—	(5,560)	(15,072)	(5,560)
Reorganisation and restructuring costs	3,026	3,164	8,681	8,510
Total net interest	71,536	74,655	214,399	226,605
Depreciation, depletion and amortisation	76,491	76,421	232,397	225,402
EBITDA before exceptional items	€146,009	€145,126	€446,333	€476,130

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information

Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Finance Director	Jefferson Smurfit Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Account

	3 months to Sep 30, 2004	3 months to Sep 30, 2003	9 months to Sep 30, 2004	9 months to Sep 30, 2003
	€ 000	€ 000	€ 000	€ 000
	Unaudited	Unaudited	Unaudited	Unaudited

Turnover	1,186,349	1,177,054	3,612,505	3,572,566
Cost of sales	864,000	842,338	2,611,809	2,571,176
Gross profit	322,349	334,716	1,000,696	1,001,390
Net operating expenses	249,080	262,059	775,050	739,460
Reorganisation and restructuring costs	3,026	3,164	8,681	8,510
Operating profit subsidiaries	70,243	69,493	216,965	253,420
Share of associates’ operating profit	3,017	2,877	9,040	9,531
Total operating profit	73,260	72,370	226,005	262,951

Profit on sale of assets	—	5,560	15,072	5,560

Group net interest	(71,068)	(74,282)	(213,429)	(224,881)
Share of associates’ net interest	(468)	(373)	(970)	(1,724)
Total net interest	(71,536)	(74,655)	(214,399)	(226,605)

Other financial expense	(3,751)	(3,952)	(11,710)	(11,202)

(Loss) / profit before taxation	(2,027)	(677)	14,968	30,704
Taxation
Group	4,423	11,903	27,072	51,633
Share of associates	822	788	1,720	1,817
	5,245	12,691	28,792	53,450

Loss after taxation	(7,272)	(13,368)	(13,824)	(22,746)
Equity minority interests	3,992	3,753	11,115	13,053
Net loss	€(11,264)	€(17,121)	€(24,939)	€(35,799)

JSG Funding plc

Segmental Analyses
Sales - third party

	3 months to Sep 30, 2004	3 months to Sep 30, 2003	9 months to Sep 30, 2004	9 months to Sep 30, 2003
	€ 000	€ 000	€ 000	€ 000

Packaging	751,986	761,660	2,321,258	2,205,938
Specialities	256,080	245,571	771,464	754,912
Europe	1,008,066	1,007,231	3,092,722	2,960,850
United States and Canada	—	—	—	104,355
Latin America	178,283	169,823	519,783	507,361
	€1,186,349	€1,177,054	€3,612,505	€3,572,566

Associates’ third party sales	€56,577	€55,069	€150,399	€149,400

Share of associates’ third party sales	€21,725	€21,146	€57,753	€57,370

Profit before taxation

	3 months to Sep 30, 2004	3 months to Sep 30, 2003	9 months to Sep 30, 2004	9 months to Sep 30, 2003
	€ 000	€ 000	€ 000	€ 000

Packaging	29,888	43,976	103,781	160,002
Specialities	25,712	22,933	74,770	73,327
Associates	2,351	2,111	7,057	7,241
Europe	57,951	69,020	185,608	240,570

Packaging	—	—	—	7,775
United States and Canada	—	—	—	7,775

Packaging	30,102	20,833	87,873	61,751
Associates	666	134	1,983	88
Latin America	30,768	20,967	89,856	61,839

Asia (Associates)	—	632	—	2,202
Centre costs	(6,672)	(7,367)	(21,737)	(19,230)

Profit before goodwill amortisation, interest,
and exceptional items	82,047	83,252	253,727	293,156
Goodwill amortisation	(9,512)	(11,670)	(30,751)	(32,897)
Group net interest	(71,068)	(74,282)	(213,429)	(224,881)
Share of associates’ net interest	(468)	(373)	(970)	(1,724)

Profit before exceptional items	999	(3,073)	8,577	33,654

Reorganisation and restructuring costs	(3,026)	(3,164)	(8,681)	(8,510)
Profit on the sale of assets and businesses	—	5,560	15,072	5,560
(Loss) / profit before taxation	€(2,027)	€(677)	€14,968	€30,704

JSG Funding plc

Summary Group Balance Sheet

	Sep 30, 2004	Sep 30, 2003
	€ 000 Unaudited	€ 000 Unaudited
Assets Employed
Fixed Assets
Intangible assets	1,414,578	1,631,964
Tangible assets	2,380,458	2,311,491
Amounts due by fellow subsidiaries (newcos)	266,820	267,804
Amounts due by Jefferson Smurfit Group Ltd.	3,447	3,579
Financial assets	82,433	92,476
	4,147,736	4,307,314

Current Assets
Stocks	474,169	494,517
Debtors	965,649	1,014,689
Amounts due by fellow subsidiaries (newcos)	351	—
Cash at bank and in hand	201,181	162,367
	1,641,350	1,671,573
Creditors (amounts falling due within one year)	1,189,314	1,226,354
Net current assets	452,036	445,219
Total assets less current liabilities	€4,599,772	€4,752,533

Financed by
Creditors (amounts falling due after more than one year)	3,010,336	3,060,542
Government grants	15,070	34,176
Provisions for liabilities and charges	232,169	236,066
Pension liabilities (net of deferred tax)	367,112	406,419
	3,624,687	3,737,203

Capital and Reserves
Called up share capital	40	40
Other reserves	923,964	916,541
Profit and loss account	(68,935)	(20,347)
Group shareholders’ funds (equity interests)	855,069	896,234

Minority interests (equity interests)	120,016	119,096
	975,085	1,015,330
	€4,599,772	€4,752,533

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2003 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: November 15, 2004	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer